

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 21, 2010

Mr. Ian S. Walton
Chief Financial Officer
Aurizon Mines Ltd.
Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia
Canada V6C 2X8

      Re: **Aurizon Mines Ltd.**
                Form 40-F for the Fiscal Year Ended December 31, 2008
                Filed March 31, 2009
                Form 40-F/A for the Fiscal Year Ended December 31, 2008
                Filed April 9, 2009
                Response Letter Dated November 30, 2009
                Response Letter Dated January 19, 2010
                File No. 001-31893

Dear Mr. Walton:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                            Sincerely,

                            H. Roger Schwall
                            Assistant Director